Exhibit 12

EQUITY RESIDENTIAL

Computation of Ratio of Earnings to Combined Fixed Charges

	Quarter Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Income from continuing operations, net of minority interests	$26,024	$8,742	$85,690	$44,624	$99,284	$37,402	$48,355

Interest expense incurred, net	117,247	110,656	483,670	418,609	352,776	297,261	278,817
Amortization of deferred financing costs	2,161	2,221	10,139	8,095	6,356	5,694	5,086
Allocation to Minority Interests:
Operating Partnership, net	1,518	106	3,873	270	3,319	(1,207)	(3,907)
Preference Interests and Junior Preference Units	4	223	441	2,002	7,606	19,490	20,536
Premium on redemption of Preference Interests	—	—	—	684	4,134	1,117	—

Earnings before combined fixed charges and preferred distributions	146,954	121,948	583,813	474,284	473,475	359,757	348,887

Preferred Share distributions	(3,633)	(7,424)	(22,792)	(37,113)	(49,642)	(53,746)	(76,435)
Premium on redemption of Preferred Shares	—	—	(6,154)	(3,965)	(4,359)	—	(20,237)
Preference Interest and Junior Preference Unit distributions	(4)	(223)	(441)	(2,002)	(7,606)	(19,490)	(20,536)
Premium on redemption of Preference Interests	—	—	—	(684)	(4,134)	(1,117)	—

Earnings before combined fixed charges	$143,317	$114,301	$554,426	$430,520	$407,734	$285,404	$231,679

Interest expense incurred, net	$117,247	$110,656	$483,670	$418,609	$352,776	$297,261	$278,817
Amortization of deferred financing costs	2,161	2,221	10,139	8,095	6,356	5,694	5,086
Interest capitalized for real estate and unconsolidated entities under development	14,714	7,866	45,107	20,734	13,701	13,969	20,647

Total combined fixed charges	134,122	120,743	538,916	447,438	372,833	316,924	304,550

Preferred Share distributions	3,633	7,424	22,792	37,113	49,642	53,746	76,435
Premium on redemption of Preferred Shares	—	—	6,154	3,965	4,359	—	20,237
Preference Interest and Junior Preference Unit distributions	4	223	441	2,002	7,606	19,490	20,536
Premium on redemption of Preference Interests	—	—	—	684	4,134	1,117	—

Total combined fixed charges and preferred distributions	$137,759	$128,390	$568,303	$491,202	$438,574	$391,277	$421,758

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.07	—	1.03	—	1.09	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.07	—	1.03	—	1.08	—	—

(1) For the quarter ended March 31, 2007, the coverage deficiencies on both ratios approximated $6.4 million.  For the years ended December 31, 2006, 2004 and 2003, the coverage deficiencies on both ratios approximated $16.9 million, $31.5 million and $72.9 million, respectively.  All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations for all periods presented.  For all periods presented, the ratios have been further reduced due to non-cash depreciation expense charges and premiums on the redemption of Preferred Shares and/or Preference Interests.  The Company was in compliance with its unsecured public debt covenants for all periods presented.

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